UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 8)

Under the Securities Exchange Act of 1934

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36729W202

(CUSIP Number)

Global Undervalued Securities Master Fund, L.P.
Attn: James K. Phillips
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102
(817) 348-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 36729W202
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36729W202
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 36729W202
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. John B. Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36729W202
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fred N. Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

PREAMBLE

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D, dated December 22, 2013, filed by Global Undervalued Securities Master Fund, L.P., a Delaware limited partnership (the "Master Fund"), Kleinheinz Capital Partners, Inc., a Texas corporation ("Kleinheinz Inc."), Mr. John B. Kleinheinz (collectively with the Master Fund and Kleinheinz Inc., the "Kleinheinz Parties") and Mr. Fred N. Reynolds (collectively with the Kleinheinz Parties, the "Reporting Persons"), Amendment No. 1 thereto, dated February 28, 2014, filed by the Reporting Persons, Amendment No. 2 thereto, dated March 13, 2014, filed by the Reporting Persons, Amendment No. 3 thereto, dated September 25, 2014, filed by the Reporting Persons, Amendment No. 4 thereto, dated January 22, 2015, Amendment No. 5 thereto, dated December 7, 2015, Amendment No. 6 thereto, dated January 11, 2016, filed by the Reporting Persons, and Amendment No. 7 thereto, dated January 14, 2016, relating to shares of Common Stock of Gastar Exploration Ltd., now Gastar Exploration Inc., a Delaware corporation (the "Issuer").

Item 3.
Source and Amount of Funds or other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons are $ 38,746,419.  The source of funds to purchase the Reporting Persons' shares of Common Stock was the working capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.
Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Kleinheinz Parties may be deemed to beneficially own in the aggregate 9,500,000 shares of Common Stock.  Based on a total of 131,729,051 outstanding shares of Common Stock, as reported in the Issuer's Form 424B5, dated May 13, 2016, the Kleinheinz Parties' shares represent approximately 7.212% of the outstanding shares of Common Stock.

On December 22, 2013, the Joint Filing Agreement (the "Joint Filing Agreement") was entered into by the Reporting Persons.  On May 17, 2016, the Reporting Persons entered into an agreement (the "Termination Agreement") whereby the parties thereto, on behalf of themselves and their respective affiliates, terminated (i) their status as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Joint Filing Agreement. The foregoing description is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is attached as Exhibit 1 and incorporated by reference herein. As a result of the Termination Agreement, Mr. Reynolds will no longer be deemed to beneficially own any securities held by the Kleinheinz Parties and the Kleinheinz Parties will no longer be deemed to beneficially own any securities held by Mr. Reynolds.

The Master Fund owns 9,500,000 shares of Common Stock (the "Master Fund Shares"), which represent approximately 7.212% of the outstanding shares of Common Stock. Additionally, the Master Fund owns 92,420 shares of the 8.625% Series A Cumulative Preferred Stock of the Issuer and 8,173 shares of the 10.75% Series B Cumulative Preferred Stock of the Issuer.

Mr. Reynolds owns 150,000 shares of Common Stock (the "Reynolds Shares"), which represent approximately 0.114% of the outstanding shares of Common Stock. Additionally, Mr. Reynolds owns 4,000 shares of the 8.625% Series A Cumulative Preferred Stock of the Issuer.

The Master Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Master Fund Shares.

As general partner of the Master Fund, Kleinheinz Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  Kleinheinz Inc. disclaims beneficial ownership of the Master Fund Shares.

As sole owner of the Master Fund and Kleinheinz Inc., Mr. Kleinheinz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  Mr. Kleinheinz disclaims beneficial ownership of the Master Fund Shares.

Mr. Reynolds has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Reynolds Shares.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last sixty (60) days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Master Fund	2/22/2016	(50,000)	$0.9861
Master Fund	2/24/2016	(99,519)	$0.6585
Master Fund	5/12/2016	(1,500,000)	$0.9052
Master Fund	5/17/2016	1,000,000	$0.9500

(e) As of May 17, 2016, Mr. Reynolds ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.
Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

The Master Fund is the holder of $37,000,000 aggregate principal amount of the Issuer's 8 5/8% Senior Secured Notes due 2018.

On May 17, 2016, the Reporting Persons entered into the Termination Agreement, the terms of which are described in Item 5 of this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Termination Agreement, dated May 17, 2016, by and among Global Undervalued Securities Master Fund, L.P., Kleinheinz Capital Partners, Inc., Mr. John B. Kleinheinz and Mr. Fred N. Reynolds

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2016

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Kleinheinz Capital Partners, Inc., its general partner

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

JOHN B. KLEINHEINZ

/s/ John B. Kleinheinz

FRED N. REYNOLDS

/s/ Fred N. Reynolds